SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:
99.1 NICE Introduces the Next Leap in CX, Creating Frictionless Experiences Beyond the Contact Center with Customer Experience Interactions (CXi), Dated October 7, 2021.
99.2 NICE Actimize Named Category Winner for Suitability in 2021 WealthTechAsia Awards, Dated October 12, 2021.
99.3 NICE Actimize Positioned As Overall Leader in the 2021 Quadrant Knowledge Solutions Enterprise Fraud Management Report, Dated October 13, 2021.
99.4 NICE Named a Leader in Robotic Process Automation for the Fourth Consecutive Year in Everest Group’s PEAK Matrix® Assessment 2021, Dated October 14, 2021.
99.5 NICE Actimize Wins “Technology Vendor of the Year” Award from InfoPro Digital’s Asia Risk.net, Citing Innovation in Surveillance and Anti-Money Laundering Solutions, Dated October 18, 2021.
99.6 NICE Drives Accelerated CX Transformation for Globe Telecom, Dated October 19, 2021.
99.7 Charleston County Sheriff’s Office Selects NICE Investigate to Digitally Transform Law Enforcement Operations and Improve Efficiency, Dated October 21, 2021.
99.8 NICE Hosts CXi Week, Sharing the Top Trends and Must-Haves for Next-Gen Digital-First Customer Experience in 2022, Dated October 26, 2021.
99.9 Firstsource Selects NICE WFM Cloud to Unlock the Power of Digital Transformation, Dated October 27, 2021.
99.10 NICE CXone Accelerates CX Digital Transformation with New Integrated Intelligent Self-Service and Enlighten AI-Powered Agent Engagement Solutions, Dated October 28, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. Name: /s/ Tali Mirsky Title: Corporate VP, General Counsel and Corporate Secretary Dated: November 8, 2021

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:
99.1 NICE Introduces the Next Leap in CX, Creating Frictionless Experiences Beyond the Contact Center with Customer Experience Interactions (CXi), Dated October 7, 2021.
99.2 NICE Actimize Named Category Winner for Suitability in 2021 WealthTechAsia Awards, Dated October 12, 2021.
99.3 NICE Actimize Positioned As Overall Leader in the 2021 Quadrant Knowledge Solutions Enterprise Fraud Management Report, Dated October 13, 2021.
99.4 NICE Named a Leader in Robotic Process Automation for the Fourth Consecutive Year in Everest Group’s PEAK Matrix® Assessment 2021, Dated October 14, 2021.
99.5 NICE Actimize Wins “Technology Vendor of the Year” Award from InfoPro Digital’s Asia Risk.net, Citing Innovation in Surveillance and Anti-Money Laundering Solutions, Dated October 18, 2021.
99.6 NICE Drives Accelerated CX Transformation for Globe Telecom, Dated October 19, 2021.
99.7 Charleston County Sheriff’s Office Selects NICE Investigate to Digitally Transform Law Enforcement Operations and Improve Efficiency, Dated October 21, 2021.
99.8 NICE Hosts CXi Week, Sharing the Top Trends and Must-Haves for Next-Gen Digital-First Customer Experience in 2022, Dated October 26, 2021.
99.9 Firstsource Selects NICE WFM Cloud to Unlock the Power of Digital Transformation, Dated October 27, 2021.
99.10 NICE CXone Accelerates CX Digital Transformation with New Integrated Intelligent Self-Service and Enlighten AI-Powered Agent Engagement Solutions, Dated October 28, 2021.